Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Nigeria: Total announces the sale of its participating interest in the offshore OML 138

Paris, November 19, 2012 - Total announces that it has finalized an agreement to sell its 20% contractor interest in OML 138 block to a wholly owned subsidiary of China Petrochemical Corporation (Sinopec), for approximately US$2.5 billion in cash (subject to post-closing adjustments). The agreement is subject to approval by the Nigerian authorities.

The OML 138 block contains the Usan field which started production in February 2012.

“The transaction is aligned with Total’s active portfolio management. Usan accounts for less than 10% of the Group’s equity production in Nigeria. This sale of an asset operated from a minority position will allow us to focus our resources on the material growth opportunities in Total’s portfolio” said Yves-Louis Darricarrère, President Upstream at Total.

The Nigerian National Petroleum Corporation (NNPC) is the OML 138 concession holder. Other partners include Chevron Petroleum Nigeria Ltd. (30%), Esso E&P Nigeria (Offshore East) Ltd. (30%) and Nexen Petroleum Nigeria Ltd. (20%).

Total Exploration and Production in Nigeria

In 2012 Total celebrates fifty years of its presence in Nigeria. The Group’s production in Nigeria was at 287,000 barrels of oil equivalent per day in 2011.

Deepwater developments are one of Total’s main growth avenues in Nigeria, where the Group operates the Akpo field in OML 130 and is also preparing to develop the Egina field in the same lease. Offshore production also comes from OMLs 99, 100 and 102, which are operated by the Group as part of a joint-venture with NNPC. The main fields in these leases are Amenam-Kpono, Edikan and Ofon. Total recently commenced the second phase of the Ofon development which is mostly intended to recover natural gas reserves. Ofon phase 2 is a step forward in the Group’s plan to reduce its gas flaring and greenhouse gas emissions.

Total’s onshore production comes from OML 58, which it also operates as part of its joint-venture with NNPC. A project is underway to increase the lease’s natural gas and condensate production capacity to supply the domestic market.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the NNPC/SPDC joint venture (10%) and SNEPCO operated PSC (12.5%), which includes the Bonga field. Total also has a 15% interest in Nigeria LNG, whose liquefied natural gas production capacity was increased to 21.9 million metric tons per year when Train 6 was brought on stream in late 2007.

Total deploys an assertive local content policy, with locally worked hours accounting for 60% and 90% respectively for Usan and OML 58 projects in Nigeria. The Group is also helping nigerian contractors to build deepwater expertise, especially in the Niger Delta, a region that is home to more than half of Total’s Nigerian employees and most of its operations in the country.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com